UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Bioanalytical Systems, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

09058M103

(CUSIP Number)

January 9, 2020

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 09058M103
1	Names of reporting persons Kimberly L. Sagartz
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Missouri

Number of shares beneficially owned by each reporting person with	5	Sole voting power 634,759*
	6	Shared voting power 0
	7	Sole dispositive power 634,759*
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 634,759*
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 5.7%*
12	Type of reporting person (see instructions) IN

* Reporting person Kimberly L. Sagartz is the direct beneficial owner of (i) 632,475 Common Shares of the Issuer as a result of the distribution on April 16, 2019, by SW Chrysalis, LLC of all of its 1,500,000 Common Shares of the Issuer to its members pro rata in proportion to their respective membership interests in SW Chrysalis, LLC and (ii) 2,284 Common Shares of the Issuer as a result of the issuance of such shares to her on January 9, 2020, pursuant to that certain Restricted Stock Award Agreement dated January 9, 2020, between the Issuer and reporting person Kimberly L. Sagartz. Such distribution was reported in a Statement of Beneficial Ownership on Form 4 filed by reporting person Kimberly L. Sagartz on April 24, 2019, and in Amendment No. 1 to Schedule 13G filed by reporting person Kimberly L. Sagartz, John E. Sagartz, and SW Chrysalis, LLC on April 25, 2019. 634,759 Common Shares is 5.7% of the 11,128,546 total outstanding Common Shares of the Issuer as of January 27, 2021, as disclosed in the Issuer’s Proxy Statement on Schedule 14A filed on January 28, 2021.

ITEM 1	(a)	Name of Issuer: Bioanalytical Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 2701 Kent Ave. West Lafayette, IN 47906-1382

ITEM 2	(a)	Name of Person Filing: This Amendment No. 2 is filed by Kimberly L. Sagartz with respect to the Common Shares, no par value, of the Issuer that are directly beneficially owned by Kimberly L. Sagartz.

(b)

Address of Principal Business Office, or, if None, Residence:

The address of the principal business office of filing person Kimberly L. Sagartz is:

19 Worthington Access Drive, Maryland Heights, MO 63043.

(c)	Citizenship: Kimberly L. Sagartz is a United States citizen.

(d)	Title of Class of Securities: Common Shares, no par value.

(e)	CUSIP Number: 09058M103

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

☐	a.	Broker or dealer registered under Section 15 of the Exchange Act.

☐	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.

☐	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	d.	Investment company registered under Section 8 of the Investment Company Act.

☐	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

☐	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

☐	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

☐	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

☐	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

☐	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the cover pages.

(b)	Percent of class: See Item 11 of the cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover pages.

On April 16, 2019, SW Chrysalis, LLC distributed all of its 1,500,000 Common Shares of the Issuer to its members pro rata in proportion to their respective membership interests in SW Chrysalis, LLC, including 632,475 Common Shares of the Issuer to reporting person Kimberly L. Sagartz. Such distribution was reported in a Statement of Beneficial Ownership on Form 4 filed by reporting person Kimberly L. Sagartz on April 24, 2019, and in Amendment No. 1 to Schedule 13G filed by reporting person Kimberly L. Sagartz, John E. Sagartz, and SW Chrysalis, LLC on April 25, 2019.

On January 9, 2020, the Issuer issued 2,284 Common Shares to reporting person Kimberly L. Sagartz pursuant to that certain Restricted Stock Award Agreement dated January 9, 2020, between the Issuer and reporting person Kimberly L. Sagartz. Such 2,284 Common Shares are restricted from resale pursuant to such Restricted Stock Award Agreement until January 9, 2022, or an earlier Change in Control (as such term is defined in that certain Amended and Restated Bioanalytical Systems, Inc. 2018 Equity Incentive Plan, as amended, attached as Appendix A to the Definitive Proxy Statement filed by the Issuer on January 28, 2020) of the Issuer.

As a result of such distribution and such issuance, reporting person Kimberly L. Sagartz is the direct beneficial owner of 634,759 Common Shares of the Issuer.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ☐

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

N/A

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

ITEM 8:	Identification and Classification of Members of the Group.

N/A

ITEM 9:	Notice of Dissolution of Group.

Filing person Kimberly L. Sagartz, John E. Sagartz, and SW Chrysalis, LLC no longer constitute a group for Schedule 13G filing purposes since SW Chrysalis, LLC distributed all of its 1,500,000 Common Shares of the Issuer to its members, which included filing person Kimberly L. Sagartz and John E. Sagartz, on April 16, 2019.

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2021	KIMBERLY L. SAGARTZ

/s/ Kimberly L. Sagartz